UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 28, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

2005 Base Salaries and Bonuses for the Named Executive Officers

In January 2005, the Compensation Committee (the "Committee") of the Board of Directors of Cleco Corporation (the "Company") approved, and the full Board of Directors ratified, the 2005 base salary, lump sum bonus and annual incentive compensation program ("AIP") target and the number of threshold, target and maximum shares for the 2005 - 2007 performance cycle under the Company's long-term incentive compensation plan ("LTIP") for each executive officer of the Company. The amounts for each of the named executive officers of the Company (as such term is defined in Item 402(a)(3) of Regulation S-K) are as follows:

Name and Principal Position	2005 Base Salary	2005 Merit Lump-Sum Bonus	2005 AIP Target	2005-2007 LTIP Cycle		
				Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
David M. Eppler – President and Chief Executive Officer	$425,000	0	65%	4,784	15,946	31,892
Michael H. Madison – President and Chief Operating Officer (Cleco Power LLC)	$300,000	0	50%	2,477	8,255	16,510
Dilek Samil – Executive Vice President and Chief Financial Officer	$269,000	0	45%	2,019	6,729	13,458
R. O'Neal Chadwick, Jr. – Senior Vice President and General Counsel	$220,000	0	40%	1,321	4,403	8,806
Samuel H. Charlton III – Senior Vice President and Chief Operating Officer (Cleco Midstream Resources LLC)	$218,000	$10,000	40%	1,309	4,363	8,726
Catherine C. Powell – Senior Vice President Corporate Services	$190,000	$10,000	40%	1,284	4,278	8,556

Annual Incentive Compensation

If the performance goals under the AIP are met in 2005, then the named executive officer would receive a cash bonus equal to the product of the officer's target percentage and base salary. The corporate financial performance objectives for 2005 are based on earnings-per-share goals and the Company's return on average equity in relation to that of companies in the S&P Small and MidCap Multi and Electric Utilities Index. The corporate non-financial measures for 2005 relate to safety, performance management and customer satisfaction. The amounts of actual awards are further subject to the discretion of the Committee and may be increased or decreased by up to 25%.

2005 - 2007 LTIP Performance Cycle

Shares of restricted stock equal to the number of target shares shown in the table above were granted to the named executive officers subject to forfeiture, in whole or in part, if specified performance goals are not attained during the 2005 - 2007 three-year performance cycle. For the 2005 - 2007 three-year performance cycle, the Committee has established total shareholder return (defined as the Company's common stock price appreciation plus dividends paid during the performance cycle) as the performance goal.

The amounts listed in the "Number of Threshold Shares" column represent the restricted stock grants that will vest only if the threshold goal is attained during the performance cycle. The amounts listed in the "Number of Target Shares" column represent the restricted stock grants that will vest if the target level of the performance goal is attained during the performance cycle. No portion of the restricted stock grants will vest if comparative total shareholder return is less than the pre-established performance level of the 30th percentile of the S&P MidCap 400 Utilities Index (Electric Utilities and Multi-Utilities & Unregulated Power Sectors). Once the performance level is determined at the end of the three-year performance cycle, the vesting schedule for the restricted stock grants is as follows:

- Threshold performance on total shareholder return at the 30th percentile provides a 30% award payout.

- Target performance on total shareholder return at the 50th percentile provides a 100% award payout.

Restricted stock vesting for performance above the threshold level and below the target level is prorated.

The amounts listed under the "Number of Maximum Shares" column represent the number of performance-based restricted stock shares that vest at the target level and the number of performance-based "opportunity shares" that will vest between the target and maximum levels established by the Committee. Opportunity shares are phantom shares that are awarded in connection with a restricted stock grant. The opportunity shares vest based on performance above the target level for total shareholder return. The vesting or payout schedule for the "opportunity shares," based on the Company's performance on total shareholder return, is as follows:

- No awards of "opportunity shares" vest if the Company's performance is at or below the 50th percentile on total shareholder return.

- Maximum performance provides 100% "opportunity shares" award payout, which is equal to 100% of the number of target shares of restricted stock, for total shareholder return performance at the 100th percentile.

The number of opportunity shares vested for performance above the target level and below the maximum level is prorated. Shares of the Company's common stock issued in satisfaction of an opportunity share are subject to a three-year holding period.

A copy of the above table is filed as Exhibit 10.1 to this Current Report. In addition, a copy of the Summary of Director Compensation and Benefits approved by the Board of Directors in July 2004 is filed as Exhibit 10.2 to this Current Report.
.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed herewith:

10.1   Table of 2005 Base Salaries and Bonuses for the Named Executive Officers of the Company.

10.2   Summary of Director Compensation and Benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: February 18, 2005   By: R. Russell Davis
                                          R. Russell Davis
                                          Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Table of 2005 Base Salaries and Bonuses for the Named Executive Officers of the Company.
10.2	Summary of Director Compensation and Benefits.